Founder Group Limited

August 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Knapp
Jennifer Monic
Ronald (Ron) E. Alper
Pam Howell

Re:	Founder Group Limited Registration Statement on Form F-1 Filed August 1, 2024 File No. 333-281167

Ladies and Gentlemen:

Founder Group Limited (the “Company,” “we,” or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 13, 2024, regarding its Registration Statement on Form F-1 filed on August 1, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amendment No.1 to Registration Statement on Form F-1 (the “Amendment No.1”) is being publicly filed to accompany this response letter.

Registration Statement on Form F-1 filed August 1, 2024

Capitalization, page 33

1.We note in your response to prior comment 1 that it appears you intend to expense the value of the warrants under each market or stock exchange listing of your Ordinary Shares scenario. Since your response indicates these warrants were issued in exchange for professional services received in connection with your planned offering, please tell us how you considered recording the value of the warrants as an offering cost to be charged against equity upon successful completion of your offering. We refer you to IAS 32 paragraph 37.

Response: In response to the Staff’s comments, we respectfully advise the Staff that upon reviewing IAS 32, paragraph 37, we have considered the following:

The professional services provided by V Capital Quantum Sdn Bhd. and CNP Equity Limited, in exchange for which the warrants were issued, are integral to the successful completion of our IPO. These services include financial, and regulatory advisory work that directly contributes to this offering. Therefore, we record this cost as charged against equity according to IAS 32, paragraph 37. This approach ensures that our financial statements accurately reflect the costs incurred in connection with the equity issuance.

The professional services fees of V Capital Quantum Sdn Bhd. and CNP Equity Limited have been reliably measured, and align with the value of the warrants of $172,500 and $666,000, respectively. The professional services fees are charge based on the service rates that V Capital Quantum Sdn Bhd. and CNP Equity Limited offer to other clients. The warrants issued were valued by a third party valuer. The valuation was conducted using the Trinomial Option Pricing Model (TOPM), and the results are as follows:

	Warrant Issued to CNP	Warrant Issued to VCQ
Issue Date	April 3, 2024	January 4, 2024
Number of shares underlying the warrant	1,200,000	300,000
Fair Value (USD / Share)	0.555	0.575
Total (USD)	666,000	172,500

Recent Developments, page 38

2. Please revise to disclose the changes to the terms of the exercise conditions.

Response: In response to the Staff’s comment, we have revised our disclosure on page 38 of Amendment No.1.

Notes to Consolidated Financial Statements

Note 21. Segment Reporting, page F-29

3. We acknowledge your response to prior comment 5 and added disclosure on page 45 confirming that each segment contributes to both contract services revenue and revenue from the sales of goods. Please tell us how you considered disclosing revenue amounts by segment also disaggregated between contract services revenue and revenue from sales of goods. We refer you to paragraphs 87 and 88 in Appendix B of IFRS 15.

Response: In response to the Staff’s comment, we have revised our disclosure on page 45 and Note 21 on page F-29 of Amendment No.1 to present revenue and cost of sales in more details.

Note 22. Subsequent Events, page F-30

4. We note your response to prior comment 1. Please disclose the prospective financial statement impact and amount pertaining to the issued warrants in accordance with IAS 10 paragraph 21(b).

Response: In response to the Staff’s comment, we have revised Note 22 on pages F-30 and F-31 of Amendment No.1.

Exhibits

5. Consistent with page F-4 of your filing, please have your auditor revise its consent filed as Exhibit 23.1 to make reference to its report date of July 31, 2024.

Response: In response to the Staff’s comment, we have revised the auditor report date to August 21, 2024 on page F-4 of Amendment No.1, in line with the auditor consent letter filed as Exhibit 23.1.

We thank the Staff for its review of the foregoing. If you have further comments, please do not hesitate to forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC